Exhibit 23.1

To the Board of Directors and Shareholders of T3 Defense Inc. (formerly Nukkleus, Inc.)

We consent to the inclusion in the Registration Statement on Form S-1/A (Amendment No. 1), No. 333-298752, of T3 Defense Inc. (formerly Nukkleus, Inc.) of our report dated May 8, 2025, relating to our audit of the consolidated balance sheets of Nukkleus, Inc. as of December 31, 2024 and September 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the periods then ended, and the related notes.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

October 2nd, 2026

We served as the Company’s auditor from 2023 until 2025.

Los Angeles, California

PCAOB ID Number 6580